Exhibit 99.1

JOINT NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) – NYSE
(MXL) - TSX

PENGROWTH ENERGY TRUST AND MONTEREY EXPLORATION LTD. ANNOUNCE SUCCESSFUL COMPLETION OF BUSINESS COMBINATION

(Calgary, September 15, 2010) /Marketwire/ - Pengrowth Corporation ("Pengrowth Corp.”), administrator of Pengrowth Energy Trust ("Pengrowth"), and Monterey Exploration Ltd. (“Monterey”) are pleased to announce the completion of their business combination (the “Combination”).  The Combination was approved by 100% of the votes cast at the Monterey securityholder meeting held on September 15, 2010.

As a result of the Combination, approximately 28,018,194 trust units of Pengrowth and 4,994,426 exchangeable shares of Pengrowth Corp. have been issued to Monterey securityholders. The Monterey shares will be delisted from the Toronto Stock Exchange.

Following the initial announcement of the Combination, Pengrowth increased its capital expenditure budget by approximately $65 million in 2010 with the majority of that increase being directed to drilling activity in the Monterey Groundbirch area.  Pengrowth currently intends to drill six (6) 100 percent working interest wells on Monterey Groundbirch lands in 2010 with the remainder of the capital assigned to the 28 mmcf/d natural gas processing facility currently under construction and tie-in activity.  The following table provides updated guidance for 2010.

	Pengrowth	Pengrowth
	(Current)	(Pro Forma)
2010 Average Production
Crude Oil & NGLs (bbls/d)	37,200	37,326
Natural Gas (mmcf/d)	226.8	229.6
Total (boe/d)	75,000	75,600

2010 Exit Production
Crude Oil & NGLs (bbls/d)	37,949	38,285
Natural Gas (mcf/d)	219.4	257.7
Total (boe/d)	74,510	81,235

2010 Capital Expenditures ($mm)	$285	$350

Operating Costs ($/boe)	$14.40	$14.33

The successful acquisition of Monterey is an important step in Pengrowth’s strategy of pursuing assets with highly scalable positions with multi-year drilling inventories and excellent full cycle economics.  The highlight of the Monterey asset base is its focused, operated 21 (19.0 net) sections at Groundbirch in northeast British Columbia, a highly prospective Montney focused resource asset located in one of the thickest and most prospective areas of the Montney fairway. A number of analysts rank the Montney formation as one of the lowest cost sources of unconventional gas in North America. Current net tested production volumes of 20 mmcf/d at Groundbirch is awaiting tie-in to the processing facility which is expected to be on stream in December 2010.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

A presentation containing corporate maps and transaction highlights is available on Pengrowth’s website at www.pengrowth.com.

For further information please contact:

Pengrowth Energy Trust
Derek Evans
President & Chief Executive Officer
(403) 233-0224

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

For media inquiries contact: Telephone: (403) 213-6847 Facsimile: (403) 781-9064

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements as to Pengrowth and Monterey's internal projections, expectations or beliefs relating to future events or future performance, including for Pengrowth, the estimated timing of reserves, average 2010 production, 2010 exit production, drilling inventory, gas plant completion, capital expenditures, operating costs and guidance for operating results for 2010, after giving effect to the Combination and the transactions and expenditures set forth herein and Pengrowth's expectations for synergies and other advantages arising from the completion of the Combination. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent the expectations or beliefs of management of each of Pengrowth and Monterey concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of Pengrowth and Monterey. The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of Pengrowth's oil and gas assets, including the assets to be acquired through Monterey, the closing of the acquisition and on anticipated terms, the cost and competition for services throughout the oil and gas industry in 2010 and 2011, the results of exploration and development activities during 2010 and 2011, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management’s discussion and analysis and the annual information forms of both Pengrowth and Monterey, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Pengrowth and Monterey do not individually or jointly undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

BOE CONVERSION

This news release contains references to the abbreviation boe, which means barrels of oil equivalent.  Boes may be be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.